UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number         33-67778

EMAK Worldwide, Inc.

(Exact name of registrant as specified in its charter)

6330 San Vicente Boulevard

Los Angeles, CA 90048

(323) 932-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	132

Pursuant to the requirements of the Securities Exchange Act of 1934, EMAK Worldwide, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 10, 2008	By:	/s/ Teresa L. Tormey

Name: Teresa L. Tormey

Title: Chief Administrative Officer,
General Counsel and Secretary